AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

PPW PRODUCTIONS, LLC

A Louisiana Limited Liability Company

Dated as of October 17, 2024

,MK
TABLE OF CONTENTS

Page

ARTICLE I ORGANIZATION AND POWERS   1

    1.01   Organization   1
    1.02   Purpose and Powers   1
    1.03   Principal Place of Business   1
    1.04   Fiscal Year   1
    1.05   Tax Status   2

ARTICLE II MEMBERS; CAPITAL STRUCTURE   2

    2.01   Members   2
    2.02   Compliance with Securities Laws and Other Laws and Obligations   2
    2.03   Limitation of Liability of Members   3
    2.04   Authority   3
    2.05   No Right to Withdraw   3
    2.06   Rights to Information   3
    2.07   Confidential Information   4
    2.08   Units   5
    2.09   Death   6
    2.10   No Interest in Company Property   6
    2.11   Certification of Units   6

ARTICLE III BOARD; CERTAIN GOVERNANCE MATTERS   7

    3.01   Board   7
    3.02   Composition of the Board   7
    3.03   Committees of the Board   7
    3.04   Board Voting Rights; Meetings; Quorum   7
    3.05   Actions of the Board and Committees   8
    3.06   Transaction with Interested Persons   8
    3.07   Limitation of Liability of Managers   8

ARTICLE IV OFFICERS   8

    4.01   Enumeration   8
    4.02   Election   9
    4.03   Qualification   9
    4.04   Tenure   9
    4.05   Removal   9
    4.06   Vacancies   9
    4.07   Other Powers and Duties   9
    4.08   Reimbursement of Officers   9

ARTICLE V INDEMNIFICATION   9

    5.01   Right to Indemnification   9
    5.02   Primary Indemnification   9
    5.03   Insurance   9
    5.04   Successor Indemnification   10
    5.05   Non-Exclusivity   10
    5.06   Amendment; Survival   10

ARTICLE VI CAPITAL CONTRIBUTIONS   10

    6.01   Additional Capital Contributions   10

ARTICLE VII [RESERVED]   10

ARTICLE VIII DISTRIBUTIONS   10

    8.01   Distributions Generally   10
    8.02   Limitations on Distributions.   11
    8.03   Tax Information   11

ARTICLE IX ACCOUNTING   11

    9.01   Accounting Records   11

ARTICLE X RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL; AND DRAG-ALONG
RIGHTS   11

    10.01   Prohibited Transfers   11
    10.02   Effective Date and Requirements of Transfer   12
    10.03   Right of First Refusal   12
    10.04   Drag-Along Rights.   14
    10.05   Effect of Non-Compliance   14
    10.06   Substitution of Members   14
    10.07   Call Option.   14

ARTICLE XI DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION   14

    11.01   Dissolution   14
    11.02   Liquidating Distributions   15
    11.03   Orderly Winding Up   15

ARTICLE XII DEFINITIONS   15

    12.01   Other Definitions   15

ARTICLE XIII GENERAL PROVISIONS   17

    13.01   Offset and Withholding   18
    13.02   Notices   18
    13.03   Entire Agreement   18
    13.04   Amendment or Modification   18
    13.05   Binding Effect   18

13.06   Governing Law; Severability   18

13.07   Interpretation   19

13.08   Equitable Remedies   19

13.09   Counterparts   19

13.10   Dispute Resolution   19

13.11   Further Assurances   20

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
PPW PRODUCTIONS, LLC

This Amended and Restated Limited Liability Company Agreement of PPW Productions, LLC, a Louisiana limited liability company (the "**Company**"), is entered into and effective as of October 17, 2024 ("Effective Date"), by and among the Company, and the Persons identified as the Members on the Schedule of Members (each a "**Member**" and, collectively, the "**Members**"), and such other Persons who may, or have, become Members from time to time under the terms of this Agreement. Certain capitalized terms used in this Agreement are defined in Section 12.01.

WHEREAS, the Company was formed as a limited liability company under the Act on September 15, 2024, by the filing of Articles of Organization with the office of the Secretary of State of the State of Louisiana;

WHEREAS, Broken Things Production LLC and the Company previously entered into a Limited Liability Company Agreement dated as of September 16, 2024 (as amended and in effect, the "**Existing Agreement**"); and

WHEREAS, the Company and the undersigned Members wish to enter into this Agreement to set forth the respective rights and obligations of the Members and the Company, and to provide for the governance and management of the Company and its affairs and for the conduct of the business of the Company.

NOW, THEREFORE, in consideration of the premises, representations and warranties and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

I.01   Organization

. The Company was formed by the filing of its Articles of Organization with the Louisiana Secretary of State pursuant to the Act. The Articles of Organization, as so amended from time to time, is referred to herein as the "**Articles**".

I.02   Purpose and Powers

. The principal business activity and purposes of the Company shall be to finance, produce, and distribute the feature film *Out of Darkness* (the "Movie") (the "**Business**"), and engaging in any and all other activities permitted under the Act. Notwithstanding the above, the business and activities of the Company shall be subject to the conditions and restrictions provided in this Agreement, including Section 3.03.

I.03   Principal Place of Business

. The principal office and place of business of the Company shall initially be 1536 Magazine St., New Orleans, LA 70130. The Company may locate its place of business at any other place or places as the Board may, from time to time, deem advisable.

I.04   Fiscal Year

. Except as may otherwise be required by the federal tax laws, the fiscal year of the Company for both financial and tax reporting purposes shall end on December 31 (the "**Fiscal Year**").

I.05   Tax Status

.

(a)   The Members intend for the Company to be treated as a C corporation for federal and, if applicable, state and local income Tax purposes beginning on January 28, 2025.

(b)   The Company and the Members agree not to make any election or take any other action that might cause the Company to be classified as anything other than a corporation for federal and, if applicable, state and local income Tax purposes.

(c)   The Members do not intend for the Company to be treated as a partnership or joint venture, and no Unitholder will be considered a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purpose. Neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter hereof will be construed to suggest otherwise.

(d)   The Company and each Member will file all Tax returns and will take all tax and financial reporting positions in a manner consistent this Section 1.05 unless otherwise required by a determination as such term is defined in Code Section 1313(a).

ARTICLE II
MEMBERS; CAPITAL STRUCTURE

II.01   Members

. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "**Schedule of Members**"). The Members shall be the Persons identified on the Schedule of Members, as may be amended from time to time by the Board to reflect any Permitted Transfers and further issuances of Units that are permitted under this Agreement.

II.02   Compliance with Securities Laws and Other Laws and Obligations

. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, and whether admitted as of the date hereof or on a later date pursuant to the terms hereof, each Member hereby represents and warrants to the Company and acknowledges that as of the date hereof, the date of any purchase of Units by or grant of Units to such Member, or as of the date of such Joinder Agreement, as applicable, (a) it, he or she has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto, (b) it, he or she is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time and understands that, except in connection with a Permitted Transfer in accordance with the applicable terms of this Agreement, the Member has no right to withdraw and/or have its, his or her Units repurchased by the Company, (c) it, he or she is acquiring Units in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof, (d) it, he or she understands that the Units in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws, or in accordance with an applicable exemption therefrom, and the provisions of this Agreement have been complied with, (e) the execution, delivery and performance of this Agreement does not require it, him or her to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any existing law or regulation applicable to it, him or her, any provision of its charter, by-laws or other governing documents (if applicable) or any agreement or instrument to which it, he or she is a party or by which it, he or she is bound, (f) such Member's residence address (if a natural person) or principal place of business (if an entity) is as set forth on such Member's signature page attached hereto and (g) neither the issuance of any Units to such Member nor any provision contained herein will entitle such Member to remain in the employment of the Company or any Subsidiary of the Company or affect the right of the Company or any of its Subsidiaries to terminate such Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or any such Subsidiary, if applicable.

II.03   Limitation of Liability of Members

. Except as otherwise provided in the Act, no Member shall be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the Act or expressly in this Agreement or by another writing signed by a Member, such Member shall have no fiduciary or other duty with respect to the business and affairs of the Company, and such Member shall not be liable to the Company for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any obligation to contribute to, or in respect of, the liabilities or obligations of the Company or return distributions made by the Company except as required by the Act or other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making its Members responsible for the liabilities of the Company.

II.04   Authority

. Unless specifically authorized by this Agreement or by the Board, no Member shall be an agent of the Company or have any right, power or authority to act for or to bind the Company, or to undertake or assume any obligation or responsibility of the Company or any other Member.

II.05   No Right to Withdraw

. Except as explicitly authorized by this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the Board. No Member shall have any right to receive any distribution or the repayment of its, his or her Capital Contribution, except as provided in ARTICLE VIII, or upon dissolution and liquidation of the Company. No interest or other compensation shall be paid on or with respect to the Capital Contribution of any of the Members, except as expressly provided herein or authorized by the Board. No Member shall have any right to have the fair value of its, his or her interest in the Company appraised and paid out upon its, his or her resignation or withdrawal.

II.06   Rights to Information

.

(a)   Financial Statements. The Company shall deliver to the Class A Preferred Unitholder:

(i)   as soon as practicable, but in any event within one-hundred twenty (120) days after the end of each Fiscal Year of the Company, an unaudited income statement for such Fiscal Year, an unaudited balance sheet of the Company and statement of members' equity as of the end of such year, and a statement of cash flows for such year, such yearend financial reports to be in reasonable detail;

(ii)   as soon as practicable, but in any event within sixty (60) days after the end of each of the first three (3) quarters of each Fiscal Year of the Company, an unaudited income statement, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter;

(iii)   as soon as practicable, but in any event no later than sixty (60) days after the later of (A) the end of the then prior Fiscal Year or (B) the approval by the Company's Board, a budget and business plan for the then current Fiscal Year, approved by the Board;

(iv)   such other information relating to the financial condition, business or company affairs of the Company as such Class A Preferred Unitholder may from time to time reasonably request, provided, however, that the Company shall not be obligated under this subsection (iv) or any other subsection of Section 2.06 to provide information that (A) it deems in good faith to be a trade secret or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel; and

(v)   if, for any period, the Company has any Subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated Subsidiaries.

(b)   Inspection. The Company shall permit each Class A Preferred Unitholder, at such Class A Preferred Unitholder's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by the Class A Preferred Unitholder; provided, however, that the Company shall not be obligated pursuant to this Section 2.06 to provide access to any information that it reasonably concludes to be a trade secret or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

I.02   Confidential Information

. Each Member agrees, severally and not jointly, to use the same degree of care as such Member uses to protect its own confidential information for any information obtained pursuant to Section 2.06 hereof, any other term of this Agreement or any other agreement entered into with such Member solely in its capacity as such, in each case which the Company identifies in writing as being proprietary or confidential (including this Agreement and the Schedule of Members) and such Member acknowledges that it will not, unless otherwise required by law or the rules of any national securities exchange, association or marketplace, disclose or use such information without the prior written consent of the Company except such information that (a) was in the public domain prior to the time it was furnished to such Member, (b) is or becomes (through no willful improper action or inaction by such Member) generally available to the public, (c) was in its possession or known by such Member without restriction prior to receipt from the Company, (d) was rightfully disclosed to such Member by a third party without restriction or (e) was independently developed without any use of the Company's confidential information. Notwithstanding the foregoing, each Member that is a limited partnership or limited liability company may disclose such proprietary or confidential information to any former partners or members who retained an economic interest in such Member, current or prospective partner of the partnership or any subsequent partnership under common investment management, current or prospective limited partner, general partner, member or management company of such Member (or any employee or representative of any of the foregoing) (each of the foregoing persons, a "**Permitted Disclosee**") or to legal counsel, accountants or representatives for such Member for the purpose of monitoring its investment in the Company, in each case, subject to such Permitted Disclosee, legal counsel, accountant or representative being subject to customary confidentiality obligations. Furthermore, nothing contained herein shall prevent any Member or any Permitted Disclosee from (i) entering into any business, entering into any agreement with a third party, or investing in or engaging in investment discussions with any other company (whether or not competitive with the Company), provided that such Member or Permitted Disclosee does not, except as permitted in accordance with this Section 2.07, disclose or otherwise make use of any proprietary or confidential information of the Company in connection with such activities, or (ii) making any disclosures required by law, rule, regulation or court or other governmental order.

I.03   Units

.

(a)   All interests of Members in distributions and other amounts specified herein shall be represented by their units of membership interests in the Company (each a "**Unit**" and, collectively, the "**Units**"). There shall be three (3) classes of Units, which initially shall be comprised of the "**Class A Preferred Units,**" "Class CF Preferred Units", and "**Common Units**". The Class A Preferred Units and Class CF Preferred Units will be referred to collectively herein as the "Preferred Units". The Preferred Units and Common Units shall be referred to collectively herein as the "Units". Those holding Class A Preferred Units shall be referred to herein as "Class A Preferred Unitholders". Those holding Class CF Preferred Units shall be referred to herein as "Class CF Preferred Unitholders" and collectively with the Class A Preferred Unitholders as the "Preferred Unitholders". Those holding Common Units shall be referred to herein as "Common Unitholders". Preferred Unitholders and Common Unitholders shall be referred to collectively herein as the "Unitholders". The Company may issue fractional Units. Except as otherwise provided herein, on any matter to be approved by the Members, (i) each Common Unit shall carry the right to cast one (1) vote per Common Unit and (ii) the Class A Preferred Units and Class CF Preferred Units shall not have any voting rights.

(b)   Other than as set forth above, the Class A Preferred Units, Class CF Preferred Units, and Common Units shall have the respective rights, preferences, privileges and restrictions set forth in this Agreement.

(c)   The Company is authorized to issue from time to time up to an aggregate of 30,000,000 Units, as follows: (i) 10,000,000 shall be Class A Preferred Units; (ii) 10,000,000 shall be Class CF Preferred Units; and (iii) 10,000,000 shall be Common Units. Each authorized Unit may be issued pursuant to such agreements as the Board or committee thereof shall approve.

(d)   Notwithstanding anything to the contrary contained herein, upon the issuance of any Preferred Units, if necessary, the Company shall automatically issue for no compensation to the Common Unitholders, based on their Percentage Interest of Common Units, the number of Units that would ensure that the aggregate number of Common Units is always one more than the aggregate number of Preferred Units.

(e)   The Board may, subject to Section 2.08(a), authorize the Company to create and, for such consideration as the Board may deem appropriate, issue such Units or additional classes or series of Units, having such designations, preferences and relative, participating or other special rights, powers and duties, as the Board shall determine, including: (i) the right of any such class or series of Units to share in Company Distributions; (ii) the allocation to any such class or series of Units of items of Company income, gains, losses and deductions; (iii) the rights of any such class or series of Units upon dissolution or liquidation of the Company; and (iv) the right of any such class or series of Units to vote on matters relating to the Company and this Agreement.

(f)   The Board may issue restricted Units or Unit Equivalents to employees or Managers of, or consultants or advisors to, the Company or any of its Subsidiaries, provided that such restricted Units or Unit Equivalents are issued pursuant to a plan, agreement or arrangement (and any amendments thereto) that are approved by the Board and do not impact the amount distributable hereunder to the Preferred Unitholders. Such restricted Units or Unit Equivalents may be issued subject to vesting, reverse vesting, forfeiture and repurchase pursuant to separate agreements.

(g)   Any Person holding a Unit subject to a vesting arrangement shall make a timely Code Section 83(b) election in accordance with Treasury Regulation 1.83-2 with respect to each such Unit (to the extent applicable).

(h)   No Person shall be admitted as a new Member of the Company unless and until the Board has approved the admission of such Person as a new Member and such Person has executed this Agreement or a Joinder Agreement and such other documents or agreements as the Board may reasonably request in connection with such admission.

I.04   Death

. The death of any Member will not cause the dissolution of the Company. In such event, the Company and its business will be continued by the remaining Member or Members and the Units owned by the deceased Member will be transferred to such Member's heirs; provided, however, that as a condition to such Transfer, the applicable heirs will sign a written undertaking substantially in the form of the Joinder Agreement.

I.05   No Interest in Company Property

. No real or personal property of the Company will be deemed to be owned by any Member individually, but will be owned by, and title will be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

I.06   Certification of Units

.

(a)   The Board in its sole and absolute discretion may, but will not be required to, issue certificates to the Members representing the Units held by such Member.

ARTICLE II
BOARD; CERTAIN GOVERNANCE MATTERS

II.01   Board

. The business of the Company shall be managed by the Board who may exercise all the powers of the Company, except as otherwise required by law or by this Agreement, and by any committees that the Board may from time to time establish. The Board will be the "manager" of the Company as provided in the Act, including acting for and binding the Company. Subject to the provisions set forth herein (including Section 3.03), the Board will have the authority to undertake all actions on behalf of the Company which the Company is authorized to undertake, including to make distributions and sell assets of the Company, and will, subject to the provisions set forth herein, have the exclusive right to manage the business and affairs of the Company, and will, subject to the provisions set forth herein, delegate such management duties and responsibilities to such other Person or Persons designated by it as it may determine.

II.02   Composition of the Board

.

(a)   The Board will be comprised of natural Persons (each such Person, a "**Manager**"). The holders of a majority of the outstanding Common Units shall designate the Managers. The number of Managers comprising the Board shall initially be one (1), who shall be Brittany Yost.

(b)   Except as otherwise provided by law or by this Agreement, Managers shall hold office until their successors are elected and duly qualified or until their earlier death, disability, resignation or removal. Any Manager may resign by delivering his or her written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(c)   Except as expressly provided by this Agreement, no Member, nor any officer, Manager, stockholder, partner, employee or agent of any such Member, makes any representation or warranty as to the fitness or competence of the nominee of any such Member hereunder to serve on the Board by virtue of such Member's execution of this Agreement or by the act of such Member in voting for such nominee pursuant to this Agreement.

(d)   Each Manager will keep information confidential as a fiduciary to the Company in substantially the same manner as a member of the board of directors of a Louisiana corporation.

II.03   Committees of the Board

. The Board may establish committees from time to time and any such committee shall carry out such functions as may from time to time be delegated to it by the Board. The Board may elect a chairman of the Board.

II.04   Board Voting Rights; Meetings; Quorum

.

(a)   Each Manager shall be entitled to one (1) vote with respect to any matter before the Board or any committee thereof.

(b)   Regularly scheduled meetings of the Board may be held without notice at such time, date and place as any one (1) Manager may from time to time determine. Special meetings of the Board may be called, in person, in writing or by means of Electronic Transmission, by the chairman of the Board or at least one (1) of the Managers, designating the time, date and place thereof. Managers may participate in meetings of the Board by means of telephone or video conference or similar communications equipment by means of which all Managers participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

(c)   At any meeting of the Board, a majority of the Board then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

II.05   Actions of the Board and Committees

.

(a)   At any meeting of the Board at which a quorum is present, a majority of the Managers present may take any action on behalf of the Board, unless a larger number is required by law or by this Agreement.

(b)   Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a written consent thereto is signed (including by means of an authorized electronic, stamped or other facsimile signature (including by Electronic Transmission)) by all of the Managers then in office and filed with the records of the meetings of the Board. Such consent shall be treated as a vote of the Board for all purposes.

II.06   Transaction with Interested Persons

.

(a)   The Company hereby renounces, to the fullest extent permitted by the Act and applicable law, any interest or expectancy of the Company in, or in being offered, an opportunity to participate in, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Manager ("Covered Persons"). To the fullest extent permitted by law, and solely in connection therewith, the Company hereby waives any claim against a Covered Person, and agrees to indemnify all Covered Persons against any claim, that is based on fiduciary duties, the corporate opportunity doctrine or any other legal theory which could limit any Covered Person from pursuing or engaging in an Excluded Opportunity.

(b)   Any amendment, repeal or modification of the foregoing provisions of this Section 3.06 by the Members shall not adversely affect any right or protection of a Manager existing at the time of, or increase the liability of any Manager with respect to any acts or omissions of such Manager occurring prior to, such amendment, repeal or modification.

II.07   Limitation of Liability of Managers

. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or its Members for any action undertaken or omitted in good faith reliance upon the provisions of this Agreement unless the acts or omissions of the Manager were not in good faith or involved gross negligence or intentional misconduct. Any Person alleging any act or omission as not taken or omitted in good faith shall have the burden of proving by a preponderance of the evidence the absence of good faith.

ARTICLE III
OFFICERS

III.01   Enumeration

. Except as otherwise provided herein, the Board may delegate its powers to act on behalf of the Company to officers of the Company (each, an "**Officer**" and, collectively, the "**Officers**"), which may consist of a President (the "**President**"), Chief Executive Officer (the "**CEO**"), Chief Financial Officer (the "**Chief Financial Officer**"), Treasurer (the "**Treasurer**"), Secretary (the "**Secretary**"), and such other Officers, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board may determine.

III.02   Election

. The President, CEO, Treasurer and Secretary may be elected by the Board at any meeting or by written consent.

III.03   Qualification

. No Officer need be a Member or Manager. Any two (2) or more offices may be held by the same Person.

III.04   Tenure

. Except as otherwise provided by the Act or by this Agreement, each of the Officers shall hold office until his or her successor is elected or until his or her earlier resignation or removal. Any Officer may resign by delivering his or her written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

III.05   Removal

. The Board may remove any Officer with or without cause.

III.06   Vacancies

. Any vacancy in any office may be filled for the unexpired portion of the term by the Board.

III.07   Other Powers and Duties

. Subject to this Agreement, each Officer shall have, in addition to the duties and powers specifically set forth in this Agreement, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board.

III.08   Reimbursement of Officers

. The Company shall promptly reimburse in full each Officer who is not an employee of the Company for all of such Officer's reasonable out-of-pocket expenses, subject to pre-approval, incurred in connection with the performance of his or her duties as such an Officer.

ARTICLE IV
INDEMNIFICATION

IV.01   Right to Indemnification

. Subject to the provisions of this ARTICLE V, the Company shall indemnify, to the fullest extent that would have been permissible under the Louisiana Business Corporation Act (as amended, the "**LBCA**") if the Company were a corporation organized and existing under the LBCA, all Managers against all expenses incurred by the Managers in connection with any Proceeding in which a Manager is involved as a result of serving in the capacity by reason of which such Person is deemed to be an "Indemnified Person" pursuant to Section 5.06(a).

IV.02   Primary Indemnification

. [Reserved.]

IV.03   Insurance

.

(a)   The Company may indemnify if approved by the Board, and shall have the power to purchase and maintain insurance on behalf of any Manager, Officer, agent or employee against any liability or cost incurred by such Person in any such capacity or arising out of its status as such, whether or not the

Company would have power to indemnify against such liability or cost.

IV.04   Successor Indemnification

. The indemnification provided by this ARTICLE V shall inure to the benefit of the heirs and personal representatives of the Indemnified Persons. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then the Company shall use commercially reasonable efforts to obtain the proper provision so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of Indemnified Persons as in effect immediately before such transaction, whether such obligations are contained in this Agreement, or elsewhere, as the case may be.

IV.05   Non-Exclusivity

. The provisions of this ARTICLE V shall not be construed to limit the power of the Company to indemnify it or any of its Subsidiaries' directors, members, equity holders, partners, officers, employees or agents to the full extent that would have been permitted by the LBCA if the Company were a corporation organized and existing under the LBCA, or otherwise permitted by law, or to enter into specific agreements, commitments or arrangements for indemnification that would have been or are so permitted. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this ARTICLE V.

IV.06   Amendment; Survival

. The provisions of this ARTICLE V may be amended or repealed in accordance with Section 13.04; provided, however, that no amendment or repeal of such provisions that adversely affects the rights of a Manager under this ARTICLE V with respect to his, her or its acts or omissions at any time prior to such amendment or repeal, shall apply to a Manager without his, her or its consent.

ARTICLE V
CAPITAL CONTRIBUTIONS

V.01   Additional Capital Contributions

. Except as specified in this Agreement or in any other agreement executed by such Member and the Company, no Member shall be required to make any additional Capital Contributions to the Company.

ARTICLE VI
[RESERVED]

ARTICLE VII
DISTRIBUTIONS

VII.01   Distributions Generally

.

(a)   Subject to the other provisions of this <u>Section 8.01(a)</u>, and the further provisions of this <u>ARTICLE VIII</u>, the Board may, in its discretion, determine the amount of any Proceeds Available for Distribution and the time when such amounts are to be distributed.

(b)   Proceeds Available for Distribution and (collectively, the "**Proceeds**") shall be distributed to the Members:

    (i)   100%) to the Preferred Unitholders, pari passu, until each Preferred Unitholder has received a return of 100% of any unreturned amount of such Preferred Unitholder's Capital Contributions;

    (ii)   100% to each Preferred Unitholder, pari passu, until each Preferred Unitholder has received its Priority Return; except that the Class A Preferred Unitholder shall receive 100% of its Priority Return before any payment of any Priority Return to the Class CF Preferred Unitholders in the event that the Movie is not distributed pursuant to the Picture Services Agreement between the Company and Angel Studios 003 Inc. dated September 17, 2024; and

    (iii)   Fifty percent (50%) to all Preferred Unitholders based on their Percentage Interest of Preferred Units and fifty percent (50%) to Common Unitholders, based on their Percentage Interest of all Common Units; provided that in no event will the Class A Preferred Unitholder receive less than ten percent (10%) of the amounts distributable to all Preferred Unitholders pursuant to this subparagraph (iii).

VII.02   Limitations on Distributions.

   Notwithstanding anything to the contrary herein, no distribution shall be made to a Member if and to the extent that such distribution would cause the Company to be insolvent or if such distribution would violate Section 18-607 of the Act or other applicable law.

VII.03   <u>Tax Information</u>

. The Members shall deliver to the Company, at the same time or times prescribed by applicable law and at any times reasonably requested by the Company, such information, documentation or certification as may be prescribed by law or reasonably requested by the Company to determine whether withholding may be required with respect to the Member's interest in the Company or in connection with tax filings in any jurisdiction in which or through which the Company invests, including any information or certification required for the Company (or any other entity in which the Company directly or indirectly invests) to comply with any tax return or information filing requirements or to obtain a reduced rate of, or exemptions from, any applicable tax, whether pursuant to the laws of such jurisdiction or an applicable tax treaty.

ARTICLE VIII
ACCOUNTING

VIII.01   <u>Accounting Records</u>

. The Company shall maintain complete books and records accurately reflecting the accounts, business, transactions and Members of the Company.

ARTICLE IX
RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL; and DRAG-ALONG RIGHTS

IX.01   Prohibited Transfers

.

(a)   Except as otherwise provided in this Agreement, no Member may Transfer all of, any part of or any interest in such Member's Units . Any Transfer not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.

IX.02   Effective Date and Requirements of Transfer

.

(a)   Any valid Transfer of a Member's Units, or part thereof, pursuant to the provisions of this Agreement, shall be effective as of the close of business on the day in which such Transfer occurs (including fulfillment of all conditions and requirements with respect thereto). The Company shall, from the effective date of such Transfer, thereafter make all further distributions, on account of the Units (or part thereof) so assigned to the Permitted Transferee of such interest, or part thereof.

(b)   Every Transfer permitted hereunder shall be subject to the following requirements (in addition to any other requirements contained in this Agreement):

(i)   If not already a Member, the transferee shall execute a counterpart to this Agreement or a Joinder Agreement, thereby agreeing to be bound by all the terms and conditions of this Agreement; and

(ii)   The transferee shall establish that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including federal or state securities laws, and that the proposed Transfer would not cause or require the registration of the Company's securities under federal or state securities laws.

(c)   Any Transfer that the Board reasonably determines may have a consequence described in Section 10.02(b) shall not be permitted.

IX.03   Right of First Refusal

. Subject to the other subsections in this Section 10:

(a)   Transfer Notice. If at any time a Member proposes to transfer Units (a "**Selling Member**"), then the Selling Member shall promptly give the Company and each Class A Preferred Unitholder written notice of the Selling Member's intention to make the Transfer in a Transfer Notice. The Transfer Notice shall include (i) a description of the Equity Securities to be transferred (the "**Offered Securities**"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the purchase price and form of consideration proposed to be paid for the Offered Securities and (iv) the other material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Selling Member has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

(b)   Company's Right of First Refusal. The Company shall have an option for a period of ten (10) days from Delivery of the Transfer Notice to elect to purchase the Offered Securities at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase all or any portion of the Offered Securities by notifying the Selling Member in writing before expiration of such ten (10) day period as to the number of such Units that it wishes to purchase. If the Company gives the Selling Member notice that it desires to purchase such Offered Securities, then payment for the Offered Securities shall be made by check or wire transfer against delivery of the Offered Securities to be purchased at a time and place agreed upon between the parties, which time shall be no later than forty-five (45) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective thirdparty transferee(s) or unless the value of the consideration to be paid for the Offered Securities has not yet been established pursuant to Section 10.03(e)(ii). If the Company fails to purchase any or all of the Offered Securities by exercising the option granted in this Section 10.03(b) within the period provided, the remaining Offered Securities shall be subject to the options granted to the Class A Preferred Unitholders pursuant to Section 10.03(d).

(c)   Additional Transfer Notice. Subject to the Company's option set forth in Section 10.03(b), if at any time the Selling Member proposes a Transfer, then, within five (5) days after the Company has declined to purchase all, or a portion, of the Offered Securities or the Company's option to so purchase the Offered Securities has expired, the Selling Member shall give each Class A Preferred Unitholder an **"Additional Transfer Notice"** that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Securities that the Company has declined to purchase (the **"Remaining Securities"**) and briefly describe the Class A Preferred Unitholders' rights of first refusal and co-sale rights with respect to the proposed Transfer.

(d)   Class A Preferred Unitholders' Right of First Refusal.

(i)   Each Class A Preferred Unitholder shall have an option for a period of fifteen (15) days from the Delivery of the Additional Transfer Notice from the Selling Member set forth in Section 10.03(c) to elect to purchase its respective pro rata share of the Remaining Securities at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Class A Preferred Unitholder may exercise such purchase option and purchase all or any portion of his, her or its pro rata share of the Remaining Securities (a **"Participating Class A Preferred Unitholder"** for the purposes of this Section 10.03(d) and Section 10.03(e)), by notifying the Selling Member and the Company in writing, before expiration of the fifteen (15)-day period as to the number of such Units that he, she or it wishes to purchase. Each Class A Preferred Unitholder's pro rata share of the Remaining Securities shall be a fraction of the Remaining Securities, the numerator of which shall be the number of Units owned by such Class A Preferred Unitholder on the date of the Transfer Notice and denominator of which shall be the total number of Units outstanding held by all Class A Preferred Unitholders on the date of the Transfer Notice.

(e)   Payment.

          (i)   The Participating Class A Preferred Unitholders shall effect the purchase of the Remaining Securities with payment by check or wire transfer against delivery of the Remaining Securities to be purchased at a time and place agreed upon between the parties, which time shall be no later than forty-five (45) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective thirdparty transferee(s) or unless the value of the consideration to be paid for the Offered Securities has not yet been established pursuant to Section 10.03(e)(ii).

          (ii)   Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in a form of consideration other than cash or evidences of indebtedness, the Company (and the Participating Class A Preferred Unitholders) shall have the right to pay such purchase price in an amount of cash equal to the Fair Market Value of such consideration. If the Selling Member and the Company (or the Participating Class A Preferred Unitholders) cannot agree on such Fair Market Value within ten (10) days after Delivery to the Company of the Transfer Notice (or the Delivery of the Additional Transfer Notice to the Class A Preferred Unitholders), the Board shall determine the Fair Market Value in good faith.

        IX.04   Drag-Along Rights. If (i) neither the Company nor the Class A Preferred Unitholders exercise their right of first refusal granted in Section 10.03 above and (ii) the Selling Member holds more than fifty percent (50%) of the Units, then the Selling Member, at its sole option, shall be entitled to cause the remaining Members to sell their respective Units representing up to the same percentage of the Units held by such remaining Members as the Units to be Transferred pursuant to such Transfer Notice represent of all of the outstanding Units to the transferee on the same terms and conditions as set forth in the Transfer Notice ("Drag Along Right"), and the contract of sale for the Selling Member Interest with the Transferee shall provide for the purchase by the Transferee of the applicable Members' Units if the Selling Member exercises its Drag Along Right. Such right shall be exercised by written notice to the applicable Members, within the fifteen (15) day period following the expiration of the offer period (failure to give any notice during said fifteen (15) day period shall be deemed to be an election by the Selling Member not to exercise such Drag Along Right).

     IX.05   Effect of Non-Compliance

. Any attempted Transfer not permitted by and in compliance with this ARTICLE X shall be null and void, and the Company shall not recognize the attempted purchaser, assignee, or transferee for any purpose whatsoever, and the Member attempting such Transfer shall have breached this Agreement for which the Company and the other Members shall have all remedies available for breach of contract.

     IX.06   Substitution of Members

. A transferee of a Unit shall have the right to become a substitute Member only with the consent of the Board or as otherwise provided for herein. The admission of a substitute Member shall not result in the release of the Member who assigned the Unit from any liability that such Member may have to the Company.

IX.07   Call Option. In the event that the Company's gross annual revenues for any calendar year following the fifth anniversary of the Effective Date falls below $500,000, the Company shall have the option to repurchase the Class CF Preferred Units at a repurchase price determined by an independent valuation using an independent valuation agent chosen at the sole and absolute discretion of the Board. The repurchase price shall be based on the fair CF market value of the Class CF Units as a percentage of the overall value of the Company's Units, as assessed through a Discounted Cash Flow (DCF) analysis, using a discount rate of 20% applied to projected future Company cash flows over a five-year horizon or the remaining revenue-generating life of the Movie, whichever is shorter.

ARTICLE X
DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION

X.01   Dissolution

. The Company shall be dissolved upon (i) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act or (ii) the decision of the Board.

X.02   Liquidating Distributions

. In settling accounts upon dissolution, winding up and liquidation of the Company, the assets of the Company shall be applied and distributed as expeditiously as possible in the following order:

(a)   To pay (or make reasonable provision for the payment of) all creditors of the Company, including, to the extent permitted by law, Members or other Affiliates that are creditors, in satisfaction of liabilities of the Company in the order of priority provided by law, including expenses relating to the dissolution and winding up of the Company, discharging liabilities of the Company, distributing the assets of the Company and terminating the Company as a limited liability company in accordance with this Agreement and the Act; and

(b)   To the Members in accordance with Section 8.01(b), subject to the other provisions of ARTICLE VIII and Section 13.01.

X.03   Orderly Winding Up

. Notwithstanding anything herein to the contrary, upon winding up and liquidation, if required to maximize the proceeds of liquidation, the Members may transfer the assets of the Company to a liquidating trust or trustees.

ARTICLE XI
DEFINITIONS

XI.01   Other Definitions

. For purposes of this Agreement the following terms have the following meanings:

"**Act**" means the Louisiana Limited Liability Company Act, Title 12, Chapter 22 of the Louisiana Revised Statutes and any successor statute, as it may be amended from time to time.

"**Additional Transfer Notice**" has the meaning set forth in Section 10.03(c).

"**Affiliate**" means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person.

"**Agreement**" means the Amended and Restated Limited Liability Company Agreement, as amended, restated and/or otherwise modified from time to time.
"**Board**" means the Board of Managers of the Company as described in Section 3.01.

"**Capital Contribution**" means, for any Member, all cash and the agreed Fair Market Value of the property contributed by the Member to the Company.

"**Class A Preferred Units**" has the meaning set forth in Section 2.08(a).

"**Class A Preferred Unitholders**" has the meaning set forth in Section 2.08(a).

"**Class CF Preferred Units**" has the meaning set forth in Section 2.08(a).

"**Class CF Preferred Unitholders**" has the meaning set forth in Section 2.08(a).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Distributions**" means Proceeds Available for Distribution.

"**Common Units**" has the meaning set forth in Section 2.08(a).

"**Common Unitholders**" has the meaning set forth in Section 2.08(a).

"**Control**" means, in respect of any specified Person (other than a natural person), the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person through (i) the ownership of a majority of the outstanding voting shares or other voting equity interests of such Person, (ii) the right to appoint the general partner, or a majority of the managers or directors, of such Person, or (iii) any similar right, whether through the ownership of voting securities, by contract or otherwise, to affirmatively direct or cause the direction of the management or policies of such Person (it being understood, for example, that veto rights over specified actions shall not, in and of itself, be deemed to provide a Person with an affirmative right to direct or cause the direction of the management or policies of another Person).

"**Delivery**" means, with respect to all and other communications given or made pursuant hereto, that such notice is in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

"**Drag-Along Right**" shall have the meaning set forth in Section 10.04.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" means, with respect to any asset, as of the date of determination, the cash price (as determined in the sole and absolute discretion of the Board) at which a willing seller would sell, and a willing buyer would buy, each being apprised of all relevant facts and neither acting under compulsion, such asset in an arm's-length negotiated transaction with an unaffiliated third party without time constraints.

"**Member**" has the meaning set forth in the preamble to this Agreement.

"**Manager**" has the meaning set forth in Section 3.02.

"**Percentage Interest**" of each Member at any time means the percentage based on the aggregate number of Units owned by such Member divided by one hundred (100).

"**Permitted Transferee**" shall mean any transferee to whom Units of the Company may be Transferred in connection with a Permitted Transfer.

"**Permitted Transfers**" means any Transfers of Interest authorized by the Board, in its sole and absolute discretion.

"**Priority Return**" shall mean amount equal to twenty percent (20%) of such Member's aggregate Capital Contributions to the Company.

"**Proceeds Available for Distribution**" means all cash amounts received after deduction for payments of operating expenses, other cash expenditures, and any amounts set aside for the restoration, increase or creation of reasonable reserves.

"**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Units (or any interest therein) proposed by any of the Members holding Common Units.

"**Selling Member**" has the meaning set forth in Section 10.03.

"**Subsidiary**" means, with respect to any Person, any other Person that Controls the specified Person; provided, that if and when such other Person is no longer Controlled by such specified Person, such Person shall thereafter cease to be a Subsidiary of such specified Person.

"**Transfer**" shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly, of any of the Equity Securities.

"**Transfer Notice**" has the meaning set forth in Section 10.03(a).

"**Transfer Notice**" means written notice from a Member holding Common Units setting forth the terms and conditions of a Proposed Transfer.

 "**Treasury Regulation**" means a regulation issued by the United States Department of the Treasury and relating to a matter arising under the Code.

"**Units" has the meaning set forth in Section 2.08(a).**

"**Unitholders**" has the meaning set forth in Section 2.08(a).

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, or exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.


ARTICLE XII
GENERAL PROVISIONS


XII.01   <u>Offset and Withholding</u>

.

(a)   The Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold from a distribution or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability of such Member arising as a result of such Member's interest in the Company (a "**Withholding Payment**"). Any Withholding Payment made from funds withheld upon a distribution will be treated as distributed to such Member for all purposes of this Agreement. Any other Withholding Payment will be deemed to be a recourse loan by the Company to the relevant Member. The amount of Withholding Payment treated as a loan, plus interest thereon from the date of each such Withholding Payment until such amount is repaid to the Company at an interest rate of six percent (6%) per annum, shall be repaid to the Company upon demand by the Company and may be repaid by the relevant Member at any time; provided, however, that in the Board's sole and absolute discretion, any such amount may be repaid by deduction from any distributions payable to such Member pursuant to this Agreement (with such deduction treated as an amount distributed to the Member) as determined by the Board in its sole and absolute discretion.

XII.02   <u>Notices</u>

. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (a) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (b) upon delivery to the recipient in person or by courier, or (c) upon receipt of a facsimile transmission or an Electronic Transmission by the recipient. Such notices, requests and consents shall be given (x) to the Members at the addresses set forth on the Schedule of Members or such other address as may be specified by notice to the Board, and (y) to the Company or the Board at the address of the principal office of the Company. Whenever any notice is required to be given by law, the Articles or this Agreement, a written waiver thereof, signed by the

Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

XII.03   Entire Agreement

. This Agreement constitutes the entire agreement of the Members and the Company relating to the subject matter of this Agreement and supersedes all prior contracts or agreements among the Members relating to the subject matter of this Agreement, whether oral or written, including the Existing Agreement.

XII.04   Amendment or Modification

. This Agreement may be modified by the Board in its sole and absolute discretion. Notwithstanding the foregoing, the consent of each Member is required where the amendment (a) modifies the limited liability of such Member, (b) increases the obligations of any class of Unitholders to make Capital Contributions, or (c) alters the manner of calculating allocations and distributions pursuant to this Agreement that impacts any class of Unitholders, the consent of a majority of such Unitholders (calculated on the basis of Percentage Interest) is required to amend this Agreement. Any Member who has not affirmatively objected to an amendment within thirty (30) days of notice shall be deemed to have approved such amendment.

XII.05   Binding Effect

. Subject to the restrictions on transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of each of the Members and their respective heirs, legal representatives, successors and assigns.

XII.06   Governing Law; Severability

. This Agreement is governed by and shall be construed in accordance with the law of the State of Louisiana, exclusive of its conflict-of-laws principles. In the event of a conflict between the provisions of this Agreement and any provision of the Articles or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

XII.07   Interpretation

. For the purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the Act; the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. References to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

XII.08   Equitable Remedies

. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto will, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

XII.09   Counterparts

. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

XII.10   Dispute Resolution

. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "**AAA**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Chicago, Louisiana, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Louisiana Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the state and federal courts located in New Orleans, Louisiana.

XII.11   Further Assurances

. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agree, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has executed this Agreement as of the date set forth above.

COMPANY:

PPW PRODUCTIONS, LLC

Name: Brittany Yost
Title: Manager

IN WITNESS WHEREOF, the following Members have executed this Agreement as of the date set forth above.

MEMBERS:

By: _____

Name: Brittany Yost

Title: Manager of Broken Things Productions, LLC

SCHEDULE OF MEMBERS

Name of Member	Aggregate Capital Contributions	Aggregate Number and Classes of Interests Held	Percentage Interest
Power of a Broken Things Production LLC	$100	6,500,000 Common Units	92.86%
AAF Q4 2024, a series of Angel Acceleration Fund II LP & Angel Acceleration Master Fund, LP	$500,000	500,000 Class A Preferred Units	7.14%
	$500,100		100.0%

EXHIBIT B

FORM OF JOINDER AGREEMENT

Reference is hereby made to the PPW Productions, LLC Amended and Restated Limited Liability Company Agreement, dated as of October 17, 2024, as amended, restated and/or otherwise modified from time to time (the "**Agreement**"), among PPW Productions, LLC, a limited liability company organized under the laws of Louisiana (the "**Company**"), and the members of the Company that are party thereto. Pursuant to and in accordance with the terms of the Agreement, the undersigned hereby acknowledges that it, he or she has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as a holder of Units and/or Unit Equivalents set forth on the Schedule of Members as of the date set forth below as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

AAF Q4 2024, A SERIES OF ANGEL ACCELERATION FUND II LP

By: Angel Acceleration Management II, LLC, its General Partner

Robert McMillen

By: ______________

Robert McMillen

Manager